Delisting Determination,The Nasdaq Stock Market, LLC,
April 19, 2018, Innovate Biopharmaceuticals, Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the warrant of Innovate Biopharmaceuticals, Inc.
(the Company), effective at the opening of the trading session on April 30, 2018. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(b)(1). The Company was notified of the Staffs determination on October 19, 2017.
The Company appealed the determination
to a Hearing Panel. Upon review of the information provided by the Company, the Panel issued a decision dated
December 11, 2017, granting the Company continued listing pursuant to an exception that included several milestones that the Company was required to meet, towards the toal of regaining compliance with Listing Rules 5550(b)(1), 5550(a)(2), 5555(a)(2) and 5620(a). The Company met the exception milestones for its common stock, however, the Company was unable to meet the exception milestones for the warrant.
On February 27, 2018, the Panel issued a final compliance determination for the common stock and notified the Company that trading in the Companys warrant would be suspended on March 5, 2018.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The
Listing Council did not call the matter for review.
The Panels Determination to delist the Companys warrant became final on March 5, 2018.